Namu Inc.

Balance Sheet

As of December 31, 2024

	JAN - DEC 2024	
	CURRENT	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets	$28,737.76	$25,643.28
Other Assets	$0.00	$0.00
TOTAL ASSETS	**$28,737.76**	**$25,643.28**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$18,921.82	$26,920.56
Total Liabilities	**$18,921.82**	**$26,920.56**
Equity	$9,815.94	$ -1,277.28
TOTAL LIABILITIES AND EQUITY	**$28,737.76**	**$25,643.28**